[Letterhead of Orrick, Herrington & Sutcliffe LLP]
March 2, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	National City Credit Card Master Note Trust
National City Credit Card Master Trust
National City Bank
Amendment No. 3 to Registration Statement on Form S-3
(Registration Statement Nos. 333-131614,
333-131614-01 and 333-131614-02)
Ladies and Gentlemen:
     On behalf of National City Bank, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 3 to Registration Statement on Form S-3.
     Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8499.
     Thank you for your attention to this matter.
Sincerely yours,
/s/ Michael H. Freedman
Michael H. Freedman
Enclosure